Jetoptera Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the year ended December 31, 2023

Audited by:

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Jetoptera Inc.

Table of Contents

Independent Auditor's Report

March 27, 2024
To: Board of Directors of Jetoptera Inc.
Attn: Simina Farcasiu, CFO
Re: 2023 Financial Statement Audit – Jetoptera Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Jetoptera Inc., which comprise the balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Jetoptera Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Jetoptera Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Jetoptera Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates

made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Jetoptera Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 27, 2024

Jetoptera Inc.
BALANCE SHEET
December 31, 2023
(Audited)

	2023
ASSETS	
Current Assets	
Cash and cash equivalents	$ 559,802
Accounts Receivable	1,995,000
Money in escrow	5,409
Total Current Assets	2,560,211
Property and Equipment	
Machinery and equipment	18,202
Accumulated depreciation	(9,150)
Net Property and Equipment	9,052
Intangible Asset	
Developments and Patents	2,284,391
Trademark	5,704
Accumulated amortization	(363,990)
Net Intangible Assets	1,926,105
Other Assets	
Receivable from Founder	100,000
Right of Use asset	461,156
Deposits	15,000
Total Other Assets	576,156
Total Assets	$ 5,071,524
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$ 1,171,658
Accrued expenses	47,424
Convertible Debt	6,159,219
Current portion of lease liability	101,362
Deferred revenue	1,975,000
Total Current Liabilities	9,454,663
Long-Term Liabilities	
Lease liability, net of current portion	367,074
Total Long-Term Liabilities	367,074
Total Liabilities	9,821,737
Stockholders' equity	
Common Stock, $0.0001 par value; 13,015,000 authorized; 5,902,292 issued and outstanding	592
Preferred Stock, $0.0001 par value; 5,500,000 authorized; 5,500,000 issued and outstanding	550
Additional Paid in Capital	6,967,238
Additional Paid in Capital - Stock based compensation	1,150,642
Warrants Outstanding	249,939
Retained Earnings	(13,119,174)
Total Stockholders' Equity	(4,750,213)
Total Liabilities and Stockholders' Equity	$ 5,071,524

The accompanying footnotes are an integral part of these financial statements.

Jetoptera Inc.
INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

	2023
Revenues	$ 1,810,218
Less: Cost of goods sold	(1,140,022)
Gross Profit	$ 670,196
Operating Expenses	
Advertising and marketing	189,187
General and administrative	181,538
Salaries and wages	360,012
Insurance	111,383
Rent	167,712
Prototype expenses	18,086
Production and equipment	95,310
Professional services	137,537
Research and development	225,375
Stock issuance costs	43,304
Stock based compensation	147,948
Depreciation and amortization	87,075
Total Operating Expenses	1,764,466
Other Income/(Expenses)	
Other Income	3,137
Taxes	(12,505)
Interest expense	(493,511)
Total Other income (expense)	(502,879)
Net Income (Loss)	$ (1,597,149)

The accompanying footnotes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023
(Audited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Additional Paid-in Capital - stock options	Warrants Outstanding	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)					
Balance as of December 31, 2022 (As previously stated)	5,774,337	$ 578	5,500,000	$ 550	$ 5,656,286	$ 407,819	$ 249,939	$ (11,193,158)	$ (4,877,985)
Prior Period Adjustments (See note 10)	-	-	-	-	-	594,875	-	(328,867)	$ 266,008
Balance as of December 31, 2022, as restated	5,774,337	578	5,500,000	550	5,656,286	1,002,694	249,939	(11,522,025)	(4,611,977)
Issuance of Common Stocks	127,955	13	-	-	1,310,952	-	-	-	1,310,965.35
Stock based compensation	-	-	-	-	-	147,948	-	-	147,947.52
Net loss	-	-	-	-	-	-	-	(1,597,149)	(1,597,149)
Balance as of December 31, 2023	5,902,292	$ 592	5,500,000	$ 550	$ 6,967,238	$ 1,150,642	$ 249,939	$ (13,119,174)	$ (4,750,213)

The accompanying footnotes are an integral part of these financial statements.

Jetoptera Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2023
(Audited)

	2023
Cash Flows from Operating Activities	
Net Income (Loss)	$ (1,597,149)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	87,075
Stock based compensation expense	147,948
ROU Asset and Lease liability	7,281
Changes in operating assets and liabilities:	
Accounts receivable	(1,683,770)
Escrow account	(3,401)
Deposits	(15,000)
Accounts payable	78,349
Accrued expenses	46,041
Deferred revenue	1,975,000
Net cash provided by (used in) operating activities	(957,626)
Cash Flows from Investing Activities	
Purchases, Machinery and Equipment	(5,719)
Developments and Patents	(616,146)
Net cash used in investing activities	(621,865)
Cash Flows from Financing Activities	
Capitalization of Interest in Convertible debt	493,511
Issuance of Common Stock	1,310,966
Net cash used in financing activities	1,804,477
Net change in cash and cash equivalents	224,985
Cash and cash equivalents at beginning of period	334,817
Cash and cash equivalents at end of period	$ 559,802
Supplemental information	
Interest paid	-
Income taxes paid	$ 12,505

The accompanying footnotes are an integral part of these financial statements.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Jetoptera, Inc. was registered in Delaware on June 1, 2015. The Company is a propulsion system, drone, and aerial mobility startup which aims to create a reality where aerial mobility is commonplace. The Company plans to license and sell its patented Fluidic Propulsive System, which is engineered to be used in vertical-take-off-and-landing (VTOL) applications, short-take-off-and-landing (STOL) applications, and integrated into wings for lift augmentation, to both the U.S. military and domestic and foreign commercial customers.

Since inception, the Company has relied on contributions from owners and investors to fund its operations. As of December 31, 2023, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023 the Company had $1,995,000 in accounts receivable.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years. The net book value of fixed assets totaled $9,052 as of December 31, 2023.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2023 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earned revenue primarily from Department of Defense (DOD) contracts. The Company executes research, development, and testing, and reports the results of the testing back to the DOD. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Thus the project revenue for a specific contract may be recognized in piecemeal as each milestone within the agreement is reached and subsequently billed. For the year ended December 31, 2023, the Company had recognized revenue totaling $1,884,146 and deferred revenue totaling $1,975,000.

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Cost of Goods Sold

Cost of goods sold consists primarily of costs related to production, prototype, shipping, delivery expenses paid to suppliers and contractors, and the salaries of internal employees whom directly worked on the revenue generating contracts. Because contracts are unique in offering and services, the cost of goods and services may differentiate year over year.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 8 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLES

Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years. The Company capitalizes costs in the year incurred and begins amortization on capitalized costs in the succeeding year. In 2023 the Company incurred $616,146 of costs in relation to legal expenses incurred in securing new patents.

As of December 31, 2023, intangible assets consisted of the following:

	2023
Capitalized Patents	$ 1,576,498
Capitalized Development	707,893

JETOPTERA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Trademarks	5,704
Less: Accumulated amortization	(363,990)
Total Intangible Assets	$ 1,926,105

Amortization expense charged to operations for the year ended December 31, 2023 totaled $83,441.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

2024	$ 114,248
2025	114,248
2026	114,248
2027	114,248
2028	114,248
2029 and thereafter	1,349,162
	$ 1,920,402

NOTE 4 – DUE FROM RELATED PARTY

From 2016 through 2018, the Company made multiple advances to Andrei Evulet, CEO, for a total of $100,000. The loans bear a 0% interest rate. The loan originally held a maturity date of January 15, 2022 but was extended by mutual consent. The loan does not contain a repayment schedule. As of December 31, 2023 the outstanding loan balance was $100,000.

The Company follows FASB Accounting Standards Codification (“ASC”) subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

In 2021, the Company issued $110,044 in convertible promissory notes to Ms. Simina Farcasiu, the Company’s Co-founder and Chief Financial Officer (See Note ‘Convertible debt’). Moreover, Ms. Farcasiu purchased 103,138 (for a consideration of $154,707) of the Company’s common stock following a stock offering (see ‘Stock Offering’ under Note ‘Stockholders’ Equity’).

Furthermore, Mr. Denis Dancanet, the Company’s Co-founder and Chairman of the Board of Directors purchased 58,939 (for a consideration of $600,000) of the Company’s common stock following a stock offering (see ‘Stock Offering’ under Note ‘Stockholders’ Equity’). Additionally, the Company issued a series of promissory convertible notes to Mr. Dancanet between 2018 and 2021. As of December 31, 2023, the aggregate principal amount and interest outstanding on these notes was $3,929,096 and $237,362, respectively.

As of December 31, 2023, Mr. Dancanet owned 372,517 shares of the Company’s common stock (representing 6.0% of the total common stock issued and outstanding) and 5,500,000 of the Company’s preferred stock (representing 100.0% of the total preferred stock issued and outstanding).

Additionally, the Company has a promissory note due from Mr. Andrei Evulet in the amount of $100,000. The note was issued on March 10, 2016, and bears no interest.

As of December 31, 2023, Mr. Evulet owned 2,000,000 shares of the Company's common stock (representing 35.0% of the total common stock issued and outstanding). Moreover, the 'Evulet Family Irrevocable Trust', a partly related to Mr. Evulet owned 1,500,000 shares of the Company's common stock as of December 31, 2023.

Furthermore, the Company issued convertible promissory notes for an aggregate amount of $77,499 to Mr. Richard Black, the Company's attorney.

NOTE 5 – CONVERTIBLE DEBT

Between 2018 and 2020, the Company issued a series of convertible notes for an aggregate principal amount of $3,925,000 for the purpose of funding continuing operations. The notes accrue interest at the rate of 9.0% per annum. The entire principal amount of and, at the Company's option, accrued interest on these notes are convertible into shares of the Company's Stockholders' Equity securities.

In 2021, the Company issued $95,920 in convertible promissory notes to the Company's Cofounder and Chief Financial Officer ("CFO") (See Note 'Related party transactions') and $40,303 to an attorney whose firm provides legal services to the Company. These notes were issued to settle an outstanding debt due to the legal firm. The notes accrue interest at a rate of 9.0% per annum, compounded annually and mature on September 29, 2022, unless converted to the Company's equity securities prior to that date. The notes will be automatically converted subsequent to the occurrence of a qualified financial event which yields gross proceeds of at least $6,000,000. The notes are covered by an asset purchase agreement in which the legal firm assigned its receivables to the attorney in exchange for a payment of $136,223. Additionally, they are covered by another asset purchase agreement in which the attorney made an assignment of the receivable to the Company's Co-founder and CFO in exchange for a payment of $95,920.

Convertible debt also includes $232,327 in notes issued pursuant to a crowd note dated April 13, 2020. The note was issued at a valuation cap of $24,000,000 and a discount rate of 20%. The notes are convertible to equity securities of the Company subject to certain terms and the occurrence of specific events such as qualified equity financing.

The Company has chosen to roll forward all notes upon the original maturity of each loan. Once the loan reaches the one-year maturity set forth in the agreements, the Company issued amended agreements in which the amended balance is equal to the original principal amount plus all interest accrued for the year. The Company extended the maturity date of these notes to various dates between April 2023 and January 2024.

As a result of the amended notes, the aggregate outstanding principal amount of these notes including capitalized interest was $6,159,219 as of December 31, 2023. Interest has continued to accrue on these notes for the remainder of 2023. Capitalized interest incurs when the company decides to roll forward the notes and amend the maturity date, taking the interest that was accrued for that year and capitalizing such interest, and issue a new note with a principal balance that is original principal plus the interest accrued. As of December 31, 2023, total interest expense was $493,511.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 7 – EQUITY

Under the articles of incorporation, as amended on September 22, 2021, the Company is authorized to issue 18,515,000 shares. The total number of shares of Common Stock authorized to be issued is 13,015,000 shares at a par value $0.0001 per share. The total number of shares of Series A Preferred Stock authorized to be issued is 5,500,000 shares at a par value $0.0001 per share.

Common Stock

In relation to the crowdfunding raise in 2023 the Company raised funds of $710,965 and issued 69,016 shares of Common Stock.

On June 6, 2023 the Company issued additional Common Stock shares to the Company's Co-founder and Chairman of the Board of Directors in the total of $600,000. The shares were priced at $10.18.

As of December 31, 2022, the Company had 5,902,292 shares of Common Stock outstanding.

Series A Preferred Stock

As of December 31, 2022, the total number of shares of Preferred Stock issued and outstanding was 5,500,000.

Each holder of shares of Series A Preferred Stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.01416 per share (i.e., 6.0%) (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Preferred Stock, payable quarterly when, as and if declared by the Board of Directors of the Corporation. The dividends are not cumulative. After payment of such dividends, any additional dividends are distributed among the holders of Series A Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series A Preferred Stock into Common Stock).

Stockholder's Equity Incentive Plans

The Company's Board of Directors adopted a Stock Option and Purchase Plan during 2017 and Options granted under the Plan may be Incentive Stock Options or Non-statutory Stock Options. The plan continues in effect for a term of 10 years unless terminated at an earlier date according to the plan's provisions. The maximum aggregate number of shares that may be issued under the plan is 1,105,263 shares, of which a maximum of 1,105,263 shares can be issued under the plan pursuant to Incentive Stock Options. The shares issued under the plan may be authorized, but unissued, or reacquired Shares and the term of each option cannot exceed 10 years from the date of the grant. If the Common Stock becomes a Listed Security and subject to certain provisions, the maximum aggregate number of shares that can be subject to awards granted to any one person under the plan for any fiscal year of the Company is 552,632 Shares, provided that such limitation is 1,105,263 shares during the fiscal year of any person's initial year of service with the Company.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: If it is granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value on the date of grant and if it is granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.
- In the case of a Non-statutory Stock Option that is intended to qualify as performance- based compensation and is granted on or after the date on which the Common Stock becomes a Listed Security, the per Share exercise price shall be no less than 100% of the Fair Market Value on the date of grant.

As of December 31, 2023, the total number of Incentive Stock Options granted under this plan was 138,417, of which 122,840 have an exercise price per share of $1.62 and 15,577 have an exercise price per share of $10.18. The Company recognized stock-based compensation expense in the amount of $147,948 for the year ended December 31, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options

at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Stockholders' Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the Stockholders' Equity instrument is charged directly to expense and credited to additional paid-in capital.

Additional Paid-In Capital – Warrants

As of December 31, 2023, the Company issued 24,552 warrants callable to shares of common stock. The warrants classified as equity are accounted for in accordance with Accounting Standards Codification (ASC) 815, 'Derivatives and Hedging,' and ASC 480, 'Distinguishing Liabilities from Equity.' These warrants, valued using the Black-Scholes model, are recognized as equity instruments, and any changes in fair value are not remeasured.

NOTE 8 – LEASE

The Company has operating leases for two different office spaces. The leases have terms of 36 and 60 months. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

In January 2022, the Company entered into a 36-month lease agreement for a new office space located in Edmonds, Washington. The lease began February 1, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 1, 2025. In December 2022, the Company broke the lease and all future commitments for this office space due to unsafe working conditions as a result of the landlord failing to properly repair a roof leak. No payments are to be made after December 2022.

In December 2022, the Company entered into a 60-month lease agreement for a new office space located in Edmonds, Washington. The Lease began on December 28, 2022 and requires monthly rent and fees of approximately $13,000. The lease expires January 31, 2028.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 123,004
2025	126,694
2026	130,495
2027	134,410
2028 and thereafter	11,228
Total Future payments	$ 525,831
Less interest	(57,395)
Present value of lease liabilities	$ 468,436

Weighted average Months remaining as of December 31 2023:	49
Weighted average Interest rate	4.62%

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

Research and Development

In October 2023 the Company contracted Spytek Aerospace for the purpose of building a J-2000 VTOL engine. The contracted price of the engine build totals $1,258,000 and is broken out into various performance obligations. As of December 31, 2023 the Company has made one payment in the amount of $219,000 in relation to the first performance obligation completed. The Company has remaining commitments totaling $1,039,000 and expects the contract to be completed by July 31, 2026.

NOTE 10 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2023, it was discovered that accounts payable was previously overstated by $266,008 due to incorrect recording of legal expenses in prior years. As a result, the accounts payable was overstated by $266,008. The beginning balance of retained earnings has been adjusted accordingly.

During 2023, it was discovered that Stock based compensation expense and APIC-Stock based compensation were previously understated by $594,875 due to undervaluing of options granted in prior years. As a result, the Stock based compensation and APIC-Stock based compensation were overstated by a total of $594,875. The beginning balance of retained earnings and the related additional paid in capital account has been adjusted accordingly.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Crowdfund Offering

As of the date of management's evaluation the Company has received additional funding in relation to its Reg CF offering of $177,919.

Management's Evaluation

Management has evaluated subsequent events through March 27, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.